Mailstop 3233
                                                              August 31, 2018


   Via E-mail
   Mr. Albert M. Campbell, III
   Chief Financial Officer
   Mid-America Apartment Communities, Inc.
   Mid-America Apartments, L.P.
   6815 Poplar Ave., Suite 500
   Germantown, TN 38138



          Re:    Mid-America Apartment Communities, Inc.
                 Mid-America Apartments, L.P.
                 Form 10-K for the fiscal year ended December 31, 2017 Filed February 23, 2018


   Dear Mr. Campbell:

          We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

          After reviewing your response to these comments, we may have additional comments.
 Mr. Albert M. Campbell, III
Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
August 31, 2018
Page 2

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Contractual Obligations, page 38

1. Based on footnote (1), it appears that interest expense related to variable-rate debt that is not subject to an interest rate swap agreement is not included. To the extent material, please revise your disclosures in future periodic reports to discuss the cash requirements for such variable-rate debt. Reference is made to footnote 46 of SEC Interpretive Release
       33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and
       Analysis of Financial Condition and Results of Operations."


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.


                                                             Sincerely,


                                                             /s/ Wilson K. Lee

                                                             Wilson K. Lee
                                                             Senior Staff
Accountant
                                                             Office of Real
Estate and
                                                             Commodities